Exhibit 99.1

Mobilicom to Meet with Members of U.S. Congress to Advocate for Drone Cybersecurity

Mobilicom Selected to Participate in AUVSI’s 2023 Hill Day to Support Drone Industry Growth & Success

Shoham, Israel, March 22, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company) (Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced that it has been selected to represent the uncrewed autonomous systems (UAS) industry at the Association for Uncrewed Vehicle Systems International’s (AUVSI) Hill Day in Washington DC on March 22, 2023. Mobilicom is a member of the AUVSI Cybersecurity Working Group.

Engaging in face-to-face meetings with policymakers, Mobilicom will present the critical importance of cybersecurity for the drone industry’s evolution and for the safety of UAS users including in military and civilian use cases. The aim of these meetings is to support laws and regulations that allow and encourage the deployment of uncrewed and autonomous systems to better serve business, society, and defense.

“Having deep understanding and experience in uncrewed autonomous systems, and particularly in drone cybersecurity and safety domains, Mobilicom is honored to have been selected for this important event. As part of the drone industry delegation, we look forward to sharing our insights with policymakers including a senator with the aim of contributing to the UAS industry’s continued growth and success,” said Mobilicom CEO and Founder Oren Elkayam.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

This announcement has been approved for release by the Board of Mobilicom.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com